January 26, 2026

Naixi Wu
Chief Financial Officer
indie Semiconductor, Inc.
32 Journey Suite #100
Aliso Viejo, CA 92656

       Re: indie Semiconductor, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           File No. 001-40481
Dear Naixi Wu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing